UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number:  011-34149

CHARDAN 2008 CHINA ACQUISITION CORP.
(Translation of registrant's name into English)

No. 2206, A Zone
Chaowai, SOHO
No. 6B Chaowai Street
Chaoyang District
Beijing 100021, China
Tel: 86-10-5900-2666
Fax: 86-10-5900-2699
__________________________

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Information

Attached hereto as Exhibit 99.1 is a supplement to the proxy statement relating to the special meeting of shareholders of Chardan 2008 China Acquisition Corp. (the “Company”)  to be held on January 11, 2010 in connection with the approval of a business combination.

Where to Find Additional Information

Chardan 2008 is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed acquisition by the Company will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The proxy statement with respect to the proposed acquisition will contain risk factor disclosures alerting Chardan 2008’s shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules.

Shareholders are urged to read carefully the final proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about Chardan 2008 and the proposed acquisition. Copies of the final proxy statement and other documents filed by Chardan 2008 will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Chardan 2008 China Acquisition Corp., c/o Chardan Capital, LLC, 402 W. Broadway, Ste. 2600, San Diego, CA  Attn: Jane Linquist.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed business combination. Information regarding certain of the Company’s directors and executive officers is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement filed with the SEC in connection with the proposed acquisition.

Exhibits

Exhibit No	Description
99.1	Supplement dated January 6, 2010 to the Proxy Statement dated December 28, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 6, 2010

CHARDAN 2008 CHINA ACQUISITION CORP.

By:	/s/ Xiaosong Zhong
Name: Xiaosong Zhong
Title: Chief Financial Officer